SUMMIT SECURITIES, INC.
12810 E Nora, Suite D
Spokane Valley, Washington 99216


May 26, 2009

VIA EDGAR
---------------------

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  SUMMIT SECURITIES, INC.
FORM S-2 (REGISTRATION NO. 333-100317)
FORM RW-APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Summit Securities, Inc., an Idaho corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its Registration Statement on Form S-2 (Registration No. 333-100317), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on October 4, 2002 and was amended on February 12, 2003; April 7, 2003; May 30, 2003; and October 1, 2003.

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided to no longer pursue their effectiveness under the Securities Act of 1933. None of the Registrant's securities were sold pursuant to the Registration Statement.

The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have any questions regarding this request for withdrawal, please contact Maggie Lyons at (509) 835-3461.

                              Sincerely,

                              SUMMIT SECURITIES, INC.



                              By:  /s/  MAGGIE LYONS
                                 --------------------------
                              Name:  Maggie Lyons
                              Title: Sole Officer and Director